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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                  -------------------
                                                               SEC FILE NUMBER
                  (Check One):                                    0-12214
                                                             -------------------

                                                             -------------------
                                                                CUSIP NUMBER
[X]      Form 10-K and Form 10-KSB                                23437P109
[ ]      Form 20-F                                           -------------------
[ ]      Form 11-K
[ ]      Form 10-Q and Form 10-QSB
[ ]      Form N-SAR

         For Period Ended:  September 30, 2000
         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                         Part I--Registrant Information

         Full Name of Registrant:  Daleco Resources Corporation

         Former Name if Applicable:
                                   ---------------------------------------------

         Address of Principal Executive Officer (Street and Number):
         938 Old Eagle School Road, Suite 615, Wayne, Pennsylvania 19087

                        Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]               (c) The accountant's statement or other exhibit required by
         Rule 12b-25(c) has been attached if applicable.
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                               PART III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The registrant could not file its report on Form 10-KSB due to its pending private sale of common stock of the Company, the proceeds of which were necessary for the registrant's continued operation and finalization of its audited financial reports, which constitute an integral portion of its Form 10-KSB.

                           Part IV--Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                  Gary J. Novinskie                  (610) 293-9400

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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         Daleco Resources Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  December 28, 2000                      By: /s/ Gary J. Novinskie
                                                  ------------------------------
                                              Gary J. Novinskie, President